

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Christopher J. May
Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, Michigan 48211

  Re: **American Axle & Manufacturing Holdings, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 12, 2016
     File No. 001-14303

Dear Mr. May:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Lyn Shenk

            Lyn Shenk
            Branch Chief
            Office of Transportation and Leisure